Ameri Metro Inc.
As of August 31, 2020
Valuation Summary

A) Gross Valuation

Net Asset Approach	$ 1,314,335,677,680	$ 1,314,335,677,680
Market Value Approach	$ 8,992,590,468,031	$ 8,992,590,468,031
Target Value	$ 9,470,682,586,900	$ 12,905,478,324,400
Market Multiple	9	9
Forward Earnings to Support Valuation	$ 1,052,298,065,211	$ 1,433,942,036,044

B) Valuation per Share

Net Asset Approach		
i) Basic	$ 301.03	$ 220.66
ii) Diluted	$ 299.78	$ 220.66
Discounted Future Net Income		
i) Basic	$ 238.20	$ 174.61
ii) Diluted	$ 237.21	$ 174.08
Discounted Future Cash Flows		
i) Basic	$ 142.07	$ 104.14
ii) Diluted	$ 141.48	$ 103.82
Market Value Approach		
i) Basic	$ 2,955.79	$ 2,166.70
ii) Diluted	$ 2,943.51	$ 2,160.09
Target Value		
i) Basic	$ 3,112.93	$ 3,109.48
ii) Diluted	$ 3,100.00	$ 3,100.00

Ameri Metro Capital Structure	**26-May-20**	**31-Aug-20**
Class A Common Stock	1,600,000	1,684,000
Class B Common Stock	2,926,768,899	3,889,637,844
Class C Common Stock	66,000,000	145,045,680
Class D Common Stock	48,000,000	114,000,000
Common Shares Outstanding - Basic	3,042,368,899	4,150,367,524
Preferred Shares	1,800,000	1,800,000
Stock Options	10,890,000	10,890,000
Common Shares Outstanding - Diluted	3,055,058,899	4,163,057,524

Ameri Metro, Inc.
Cash Sales of Ameri Metro Stock

	Date	Security	Option Cost	Strike Price	Number of Shares	Expected Capital to Selling Shareholdres
1	8/26/2020	Stock Option	$ 2,500	$ 4,100	1,250	$ 5,122,500
2	8/26/2020	Stock Option	5,000	4,100	2,500	10,245,000
3	8/26/2020	Stock Option	2,500	3,800	1,250	4,747,500
4	8/26/2020	Stock Option	5,000	3,800	2,500	9,495,000
5	8/11/2020	Stock Option	10,000	3,800	5,000	18,990,000
6	8/10/2020	Stock Option	10,000	3,800	5,000	18,990,000
7	8/10/2020	Stock Option	10,000	3,800	5,000	18,990,000
8	7/27/2020	Stock Option	50,000	3,800	25,000	94,950,000
9	8/6/2020	Stock Option	30,000	3,800	15,000	56,970,000
10	8/9/2020	Stock Option	11,500	3,800	5,750	21,838,500
11	8/4/2020	Stock Option	2,500	3,800	1,250	4,747,500
12	8/10/2020	Stock Option	5,000	3,800	2,500	9,495,000
13	7/17/2020	Stock Option	$ 150,000	$ 3,000	65,000	$ 194,850,000
			$ 294,000		137,000	$ 469,431,000

Ameri Metro Inc.
As of August 31, 2020
Book Value

	100% from Entity/Project Financials 7/31/20**		Ameri Metro Share	
Entity/Project	Net Ordinary Income	Book Value***	Net Ordinary Income	Book Value
Ameri Cement	$ -	$ 15,506,899,970	$ -	$ 3,876,724,993
Ann Charles Int'l Airport	$ -	$ 535,814,080,496	$ -	$ 133,953,520,124
Atlantic Energy & Utility Products	$ -	$ 31,006,899,991	$ -	$ 7,751,724,998
Cape Horn Abstracting	$ -	$ 15,506,899,896	$ -	$ 3,876,724,974
Dutch East India Logistics Co*	$ 2,504,080,710	$ 414,056,462,050	$ 250,408,071	$ 41,405,646,205
Eastern Development & Design	$ -	$ 119,623,499,970	$ -	$ 29,905,874,993
HSR Freight Line	$ -	$ 143,610,450,570	$ -	$ 35,902,612,643
HSR Logistics	$ -	$ 132,230,065,710	$ -	$ 33,057,516,427
HSR Passenger Services	$ -	$ 87,436,567,770	$ -	$ 21,859,141,943
HSR Technologies	$ -	$ 31,467,625,970	$ -	$ 7,866,906,493
KSJM Int'l Airport	$ -	$ 69,756,899,970	$ -	$ 17,439,224,993
Lord Chauffeurs	$ -	$ 23,249,999,980	$ -	$ 5,812,499,995
Malibu Homes	$ -	$ 69,756,899,980	$ -	$ 17,439,224,995
Natural Resources	$ -	$ 5,424,999,990	$ -	$ 1,356,249,998
Penn Insurance Services	$ -	$ 864,571,012,170	$ -	$ 216,142,753,043
Platinum Media	$ -	$ 23,249,830,170	$ -	$ 5,812,457,543
Port de Claudius	$ -	$ 188,611,030,180	$ -	$ 47,152,757,545
Port Ostia	$ -	$ 129,988,751,380	$ -	$ 32,497,187,845
Portus de Jewel*	$ -	$ 123,999,999,970	$ -	$ 12,399,999,997
Slater & West	$ -	$ 11,883,206,560	$ -	$ 2,970,801,640
Susquehanna Mortgage Bankers	$ 263,222,724	$ 2,543,424,505,189	$ 65,805,681	$ 635,856,126,297
Totals at 7.31.20			**$ 316,213,752**	**$ 1,314,335,677,680**
Adjusted Book Value				**$ 915,834,515,374**

*10% non-controlling Ownership by Ameri Metro; all others 25% non-controlling Ownership by Ameri Metro.
**Numbers prepared by Feight CPA
***Total Assets minus Total Liabilities

Port Trajan	Land 2321 acres	$ 812,350,000	https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1041landpurchaseporttrajan.pdf
Port Trajan	Land 1000 acres	$ 260,000,000	https://www.sec.gov/Archives/edgar/data/1534155/000153415520000143/a8k20200721porttrajan.htm

Ameri Metro Inc.
As of August 31, 2020
Valuation based on Discounted Projected Net Income

	Entity/Project	Discounted Net Income	Net Income	2020	2021	2022	2023	2024	2025	2026	2027	Perpetual Net Income	Note	Document	
1	Ameri Cement													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000163/a8k20200814americement.htm	
2	Ann Charles Int'l Airport													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000165/a8k20200814anncharles.htm	
	a) Air Cypress Aviation Limited		$ 675,000,867		$ (24,349,661)	$ 16,689,902	$ 59,689,902	$ 103,868,268	$ 146,908,340	$ 177,024,550	$ 195,169,566	$ 204,928,044	Assumes start up in late 2020; Page 25 of SEC filing. 2026 and 2027 numbers were rolled forward from management's calculations.	https://www.sec.gov/Archives/edgar/data/1534155/000153415518000014/ex991.pdf	
	Discounted NI (Loss)	$ 1,097,296,838					258%	74%	41%	21%	10%	5%			
3	Atlantic Energy & Utility Products													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000167/a8k20200814atlanticenergy.htm	
4	Cape Horn Abstracting													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000169/a8k20200814capehorn.htm	
	a) Penndel Land Company												Discount rate for commonwealth infrastructure projects are 5	April 30, 2020 Form 10-Q Exhibit 10.10	
5	Dutch East India Logistics Co														
6	Eastern Development & Design													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000171/a8k20200814easterndev.htm	
7	HSR Freight Line													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000173/a8k20200814hsrfreight.htm	
8	HSR Logistics													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000175/ex991.pdf	
	a) Land Easement - Port Trajan														
	b) Marfin Investment Group		$ 686,768,800		$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	Euro exchange 1.13.	https://en.wikipedia.org/wiki/Marfin_Investment_Group	
	Discounted NI	$ 1,144,445,872													
9	HSR Passenger Services		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000179/0001534155-20-000179-index.htm	
	a) My Mall Limassol		$ -												
	b) NK Shacolas Holdings Ltd		$ -												
			$ -												
10	HSR Technologies		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000181/a8k20200814hsrtech.htm	
	a) COVID-19 Ozone License		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000145/ex991.pdf	
	b) Damar Truck Deck Patent		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000147/a8khsrdamar.htm	
	c) U.S. Patent #7,931,210		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000157/a8khsrnpg.htm	
11	KSJM Int'l Airport		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000183/a8k20200814ksjm.htm	
	Management Fee		$ 150,000,000			$ 150,000,000							Management Fee generated in future	https://www.sec.gov/Archives/edgar/data/1534155/000114420413034700/v347621_s1.htm	Page 36
	Discounted NI	$ 129,575,640													
12	Lord Chauffeurs		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000199/a8k20200814lord.htm	
13	Malibu Homes		$ -												
14	Natural Resources		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000187/a8k20200814natural.htm	
15	Penn Insurance Services		$ 38,854,824,883	$ 182,160,000	$ 676,594,286	$ 1,319,358,857	$ 2,154,952,800	$ 3,241,224,926	$ 4,653,378,689	$ 6,489,178,582	$ 8,875,718,442	$ 11,262,258,302		https://www.sec.gov/Archives/edgar/data/1534155/000153415520000189/a8k20200814penninsure.htm	
	Discounted Net Income	*$ 119,607,677,252*													
16	Platinum Media		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000191/ex991.pdf	
	a) Escro Omega Channel Ltd Cypress		$ -												
	b) Best of Times JV		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000152/a8kplatinumbest.htm	
	Gross Profit (Loss)		$ 122,500,000	$ -	$ 18,750,000	$ 21,250,000	$ 20,000,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000			
	Discounted NI (Loss)	$ 192,328,820													
	c) Resurrection Media JV														
	Gross Profit (Loss)		$ 505,263,459	$ (3,167,625)	$ 7,962,012	$ 43,428,188	$ 62,819,697	$ 78,844,238	$ 78,844,238	$ 78,844,238	$ 78,844,238	$ 78,844,238	AM receives 75% of gross profit on movies.	https://www.sec.gov/Archives/edgar/data/1534155/000153415520000154/a8kresurrection.htm	
	Discounted NI (Loss)	$ 991,419,488													
17	Port de Claudius		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000193/a8k20200814portofdec.htm	
	Management Fee		$ 100,000,000			$ 100,000,000							Management Fee generated in future	https://www.sec.gov/Archives/edgar/data/1534155/000114420413034700/v347621_s1.htm	Page 36
	Discounted NI	$ 86,383,759.85	$ -												
18	Port De Ostia, Inc.		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000195/a8k20200814portofostia.htm	
	Management Fee		$ 150,000,000			$ 150,000,000							Management Fee generated in future	https://www.sec.gov/Archives/edgar/data/1534155/000114420413034700/v347621_s1.htm	Page 36
	Discounted NI	$ 129,575,640	$ -												
19	Portus de Jewel*		$ -												
20	Slater & West		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000197/a8k20200814slater.htm	
21	Susquehanna Mortgage Bankers		$ 74,192,497,960	$ 493,350,000	$ 1,377,042,857	$ 1,919,727,857	$ 2,754,790,500	$ 4,099,516,221	$ 6,365,948,231	$ 10,348,886,986	$ 17,599,861,653	$ 29,233,373,655		https://www.sec.gov/Archives/edgar/data/1534155/000153415520000159/a8k20200810.htm	
	Discounted NI	$ 294,128,165,904													
22	Master Consulting and Bond Indenture Agreement	$ 222,197,393,794	$ 251,150,090,158		$ 2,141,845,594								1.5% management fee; 40% profits; 2% inflation adjustment on projects.	https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1042masterconsultingagreem.pdf	
23	Alabama	$ 15,118,309,919													
24	Texas/SH36A	$ 10,984,800,692													
25	Michigan Coast-to-Coast Rail	$ 676,331,801													
26	New York-Washington HSRI	$ 40,225,380,114													
27	Yuma Port + Rail	$ 17,982,578,968													
	Discounted Net Income	**$ 724,691,664,503**													
	Net Income		**$ 366,586,946,127**												

Ameri Metro Inc.
As of August 31, 2020
Valuation based on Discounted Projected Cash Flows

	Entity/Project	Discounted Cash Flow	Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	Perpetual Cash Flow	Notes	Document	
1	Ameri Cement													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000163/a8k20200814americement.htm	
2	Ann Charles Int'l Airport													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000165/a8k20200814anncharles.htm	
	a) Air Cypress Aviation Limited		$ 879,928,911		$ (24,349,661)	$ 16,689,902	$ 59,689,902	$ 103,868,268	$ 146,908,340	$ 177,024,550	$ 195,169,566	$ 204,928,044	Page 25 of SEC filing. 2026 and Discount Rate is 14% and source from Page 31	https://www.sec.gov/Archives/edgar/data/1534155/000153415518000014/ex991.pdf	
	Discounted NI (Loss) NI	$ 1,097,296,838					258%	74%	41%	21%	10%	5%			
3	Atlantic Energy & Utility Products		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000167/a8k20200814atlanticenergy.htm	
4	Cape Horn Abstracting		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000169/a8k20200814capehorn.htm	
	a) Penndel Land Company		$ -										Discount rate for commonwealth infrastructure projects are 5%.	April 30, 2020 Form 10-Q Exhibit 10.10	
			$ -												
5	Dutch East India Logistics Co		$ -												
6	Eastern Development & Design		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000171/a8k20200814easterndev.htm	
7	HSR Freight Line		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000173/a8k20200814hsrfreight.htm	
8	HSR Logistics		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000175/ex991.pdf	
	a) Land Easement - Port Trajan		$ -												
	b) Marfin Investment Group		$ 686,768,800		$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	Euro exchange 1.13.	https://en.wikipedia.org/wiki/Marfin_Investment_Group	
	Discounted Cash Flow	$ 1,144,445,872													
9	HSR Passenger Services		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000179/0001534155-20-000179-index.htm	
	a) My Mall Limassol		$ -												
	b) NK Shacolas Holdings Ltd		$ -												
			$ -												
10	HSR Technologies		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000181/a8k20200814hsrtech.htm	
	a) COVID-19 Ozone License		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000145/ex991.pdf	
	b) Damar Truck Deck Patent		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000147/a8khsrdamar.htm	
	c) U.S. Patent #7,931,210		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000157/a8khsrnpg.htm	
			$ -												
11	KSJM Int'l Airport		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000183/a8k20200814ksjm.htm	
	Management Fee		$ 150,000,000			$ 150,000,000							Management Fee generated in future	https://www.sec.gov/Archives/edgar/data/1534155/000114420413034700/v347621_s1.htm	Page 36
	Discounted Cash Flow	$ 129,575,640	$ -												
12	Lord Chauffeurs		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000199/a8k20200814lord.htm	
13	Malibu Homes		$ -												
14	Natural Resources		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000187/a8k20200814natural.htm	
15	Penn Insurance Services		$ 38,854,824,883	$ 182,160,000	$ 676,594,286	$ 1,319,358,857	$ 2,154,952,800	$ 3,241,224,926	$ 4,653,378,689	$ 6,489,178,582	$ 8,875,718,442	$ 11,262,258,302		https://www.sec.gov/Archives/edgar/data/1534155/000153415520000189/a8k20200814penninsure.htm	
	Discounted Cash Flow	$119,607,677,252	$ -												
16	Platinum Media		$ -											https://www.sec.gov/Archives/edgar/data/1534155/000153415520000191/ex991.pdf	
	a) Escro Omega Channel Ltd Cypress		$ -												
	b) Best of Times JV		$ -												
	Gross Profit (Loss)		$ 122,500,000	$ -	$ 18,750,000	$ 21,250,000	$ 20,000,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000			
	Discounted Cash Flow	$ 192,328,820													
	c) Resurrection Media JV														
	Gross Profit (Loss)		$ 480,854,811	$ (3,167,625)	$ (7,208,612)	$ 39,487,563	$ 39,432,451	$ 82,462,207	$ 82,462,207	$ 82,462,207	$ 82,462,207	$ 82,462,207		https://www.sec.gov/Archives/edgar/data/1534155/000153415520000152/a8kplatinumbest.htm	
	Discounted Cash Flow	$ 999,026,344													
17	Port de Claudius													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000193/a8k20200814portofdec.htm	
	Management Fee		$ 100,000,000			$ 100,000,000							Management Fee generated in future	https://www.sec.gov/Archives/edgar/data/1534155/000114420413034700/v347621_s1.htm	Page 36
	Discounted Cash Flow	$ 86,383,760													
18	Port De Ostia, Inc.													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000195/a8k20200814portofostia.htm	
	Management Fee		$ 150,000,000			$ 150,000,000							Management Fee generated in	https://www.sec.gov/Archives/edgar/data/1534155/000114420413034700/v347621_s1.htm	Page 36
	Discounted Cash Flow	$ 129,575,640													
19	Portus de Jewel*		$ -												
20	Slater & West													https://www.sec.gov/Archives/edgar/data/1534155/000153415520000197/a8k20200814slater.htm	
21	Susquehanna Mortgage Bankers		$ 74,192,497,960	$ 493,350,000	$ 1,377,042,857	$ 1,919,727,857	$ 2,754,790,500	$ 4,099,516,221	$ 6,365,948,231	$ 10,348,886,986	$ 17,599,861,653	$ 29,233,373,655		https://www.sec.gov/Archives/edgar/data/1534155/000153415520000159/a8k20200810.htm	
		$ 1,658,333,102													
22	Master Consulting and Bond Indenture Agreement	$222,197,393,794	$ 251,150,090,158										1.5% management fee; 40% profits; 2% inflation adjustment on projects.	https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1042masterconsultingagreem.pdf	
23	Alabama	$ 15,118,309,919													
24	Texas/SH36A	$ 10,984,800,692													
25	Michigan Coast-to-Coast Rail	$ 676,331,801													

Ameri Metro Inc.
As of August 31, 2020
Valuation based on Market Multiples

	Entity/Project	Projected Net Income	Projected Cash Flows	Industry	Industry Multiple	Market Value based on Projected Net Income	Market Value based on Projected Cash Flows
1	Ameri Cement			Cement Contractors	8.9		
2	Ann Charles Int'l Airport						
	a) Air Cypress Aviation Limited	$ 675,000,867	$ 879,928,911	Airline / Airline Operators & Services	8.14	$ 5,494,507,055	$ 7,162,621,336
3	Atlantic Energy & Utility Products			Energy Utility	17.85	-	
4	Cape Horn Abstracting			Other Business Support Services	9.73	-	
	a) Penndel Land Company					-	
5	Dutch East India Logistics Co			Logistics	6	-	
6	Eastern Development & Design			Engineering	8.22	-	
7	HSR Freight Line			Freight Forwarding	6	-	
8	HSR Logistics			Logistics	6	-	
	a) Land Easement - Port Trajan			Port Operations	4	-	
	b) Marfin Investment Group	$ 686,768,800	$ 686,768,800	Conglomerate	15.6	$ 10,713,593,280	$ 10,713,593,280
9	HSR Passenger Services			Other Business Support Services	9.73	-	
	a) My Mall Limassol					-	
	b) NK Shacolas Holdings Ltd					-	
10	HSR Technologies			Technology	20	-	
	a) COVID-19 Ozone License					-	
	b) Damar Truck Deck Patent					-	
	c) U.S. Patent #7,931,210					-	
11	KSJM Int'l Airport			Airline / Airline Operators & Services	8.16	-	
	Management Fee	$ 150,000,000	$ 150,000,000			$ 150,000,000	$ 150,000,000
12	Lord Chauffeurs			Logistics	6	-	
13	Malibu Homes			Home Buildings	9.29	-	
14	Natural Resources			Natural Resources		-	
15	Penn Insurance Services	$ 38,854,824,883	$ 38,854,824,883	Insurance	20.14	$ 782,536,173,146	$ 782,536,173,146
16	Platinum Media			Entertainment Production	19.03	-	
	a) Escro Omega Channel Ltd Cypress					-	
	b) Best of Times JV	$ 122,500,000	$ 122,500,000	Entertainment Production	19.03	$ 2,331,175,000.00	$ 2,331,175,000
	c) Resurrection Media JV	$ 505,263,459	$ 480,854,811	Entertainment Production	19.03	$ 9,615,163,625	$ 9,150,667,055
17	Port de Claudius			Port Operations	4	-	
	Management Fee	$ 100,000,000	$ 100,000,000			$ 100,000,000	$ 100,000,000
18	Port De Ostia, Inc.			Port Operations	4	-	
	Management Fee	$ 150,000,000	$ 150,000,000			$ 150,000,000	$ 150,000,000
19	Portus de Jewel*			Port Operations	4	-	
20	Slater & West			Administrative		-	
21	Susquehanna Mortgage Bankers	$ 74,192,497,960	$ 74,192,497,960	Mortgage Bank	20.56	$ 1,525,397,758,055	$ 1,525,397,758,055
22	Master Consulting and Bond Indenture Agreement	$ 251,150,090,158	$ 251,150,090,158	Construction & Engineering	8.22	$ 2,064,453,741,101	$ 2,064,453,741,101
23	Alabama	$ 40,773,536,294	$ 40,773,536,294	Port Operations / High Speed Rail	18.05	$ 735,984,409,630	$ 735,984,409,630
24	Texas / SH36A	$ 42,170,754,695	$ 42,170,754,695	Port Operations / High Speed Rail	18.05	$ 761,204,958,402	$ 761,204,958,402
25	Michigan Coast to Coast Rail	$ 2,941,937,739	$ 2,941,937,739	High Speed Rail	18.05	$ 53,103,569,302	$ 53,103,569,302
26	New York Washington HSRI	$ 144,506,330,169	$ 144,506,330,169	High Speed Rail	18.05	$ 2,608,417,512,079	$ 2,608,417,512,079
27	Yuma Port + Rail	$ 23,984,760,068	$ 23,984,760,068	Port Operations / High Speed Rail	18.05	$ 432,937,907,357	$ 432,937,907,357
	Total	$ 620,964,265,092	$ 621,144,784,488			$ 8,992,590,468,031	$ 8,992,590,468,031
	Target Valuation	$ 9,470,682,586,900	$ 12,905,478,324,400				
	Expected Market Mulltiples	15.25	20.78				

https://www.statista.com/statistics/1030047/enterprise-value-to-ebitda-in-the-transportation-and-logistics-sector-worldwide/#:~:text=Worldwide%2C%20the%20average%20value%20of,10.9x%20as%20of%20202

https://www.corporatefinanceineurope.eu/blog/valuation-forwarding-company.htm

https://commons.wmu.se/cgi/viewcontent.cgi?article=1070&context=all_dissertations

https://mr-uploads.s3.amazonaws.com/uploads/2014/11/Valuation1.jpg

https://finbox.com/NASDAQGS:USCR/models/ebitda-multiples

https://www.mckinsey.com/business-functions/strategy-and-corporate-finance/our-insights/the-right-role-for-multiples-in-valuation#

CAGR for High Speed Rail at 5.54% 18.05054152 https://www.globalrailwayreview.com/article/92489/demand-in-the-high-speed-rail-market/

Master Consulting Agreement and Master Indenture Agreement Net Income and Cash Flow Approach Valuations

		Allocated Entity Bond Offering per Projects	2020	2021	2022	2023	2024	2025	2026	2027	Total
HSR Facility Provider Inc. (High Speed Rail)		20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	20,000,000,000
HSR Facility Inc. (Al. Pa. Port Operations)		20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	20,000,000,000
ATFI (Alabama Toll Rd)		20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	20,000,000,000
Appalachian Regional Commission Documents		34,000,000,000	1,700,000,000	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714	34,000,000,000
ATFI 2016 Documents		20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	20,000,000,000
Atlantic Energy and Utilities Documents		40,000,000,000	2,000,000,000	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	40,000,000,000
High Speed Rail Facilities Inc. Master Trust Indenture Documents		20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	20,000,000,000
High Speed Rail Facilities Provider Inc. Master Trust Indenture Documents		20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	20,000,000,000
HSR Freight and Passenger for Port Freeport Brazoria Texas Documents		4,000,000,000	200,000,000	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	4,000,000,000
HSR Freight Line Inc. Phil. Regional Port Authority Documents		4,000,000,000	200,000,000	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	4,000,000,000
HSR Freight Line Inc. Documents		60,000,000,000	3,000,000,000	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	60,000,000,000
HSR Passenger Services and HSR Freight Line Inc. Ga. Resolution 948 Documents		10,000,000,000	500,000,000	1,357,142,857	1,357,142,857	1,357,142,857	1,357,142,857	1,357,142,857	1,357,142,857	1,357,142,857	10,000,000,000
HSR Passenger Services Inc. Documents		25,000,000,000	1,250,000,000	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	25,000,000,000
HSR Technologies Inc. Documents		25,000,000,000	1,250,000,000	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	25,000,000,000
KS JM International Airport Documents		15,000,000,000	750,000,000	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	15,000,000,000
Lord Chauffeurs LTD Documents		2,000,000,000	100,000,000	271,428,571	271,428,571	271,428,571	271,428,571	271,428,571	271,428,571	271,428,571	2,000,000,000
Malibu Homes Inc. Documents		60,000,000,000	3,000,000,000	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	60,000,000,000
Michigan Coast to Coast Passenger Rail Documents		4,000,000,000	200,000,000	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	4,000,000,000
New York Washington HS Rail Corridor Documents		38,000,000,000	1,900,000,000	5,157,142,857	5,157,142,857	5,157,142,857	5,157,142,857	5,157,142,857	5,157,142,857	5,157,142,857	38,000,000,000
Platinum Media, Inc. Documents		4,000,000,000	200,000,000	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	4,000,000,000
Port of De Claudius Inc. Documents		8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	8,000,000,000
Port of Ostia Inc. Ann Charles International Cargo											
Airport Brazoria Tx Indentures Documents		8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	8,000,000,000
Port Ostia Air Cargo Documents		5,000,000,000	250,000,000	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	5,000,000,000
Portus De Jewel Mexico Documents		40,000,000,000	2,000,000,000	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	5,428,571,429	40,000,000,000
Total Bond Indenture Raised		$ 506,000,000,000									$ 506,000,000,000
Total Bond Indenture Raise by Year			25,300,000,000	68,671,428,571	68,671,428,571	68,671,428,571	68,671,428,571	68,671,428,571	68,671,428,571	68,671,428,571	
Growth 30%					89,272,857,143	116,054,714,286	150,871,128,571	196,132,467,143	254,972,207,286	331,463,869,471	
Consulting Fee	1.50%		379,500,000	1,030,071,429	1,339,092,857	1,740,820,714	2,263,066,929	2,941,987,007	3,824,583,109	4,971,958,042	18,491,080,087
Project Gross Profit	40%		10,120,000,000	27,468,571,429	35,709,142,857	46,421,885,714	60,348,451,429	78,452,986,857	101,988,882,914	132,585,547,789	493,095,468,989
Inflation Adjustment	2%		-	-	1,785,457,143	2,321,094,286	3,017,422,571	3,922,649,343	5,099,444,146	6,629,277,389	22,775,344,878
Total Revenues			10,499,500,000	28,498,642,857	38,833,692,857	50,483,800,714	65,628,940,929	85,317,623,207	110,912,910,169	144,186,783,220	534,361,893,954
Expenses as a percentage of revenues:											
Operating	20%		2,099,900,000	5,699,728,571.43	7,766,738,571	10,096,760,143	13,125,788,186	17,063,524,641	22,182,582,034	28,837,356,644	106,872,378,791
Salaries	25%		2,624,875,000	7,124,660,714	9,708,423,214	12,620,950,179	16,407,235,232	21,329,405,802	27,728,227,542	36,046,695,805	133,590,473,488
Gen and Admin	8%		839,960,000	2,279,891,429	3,106,695,429	4,038,704,057	5,250,315,274	6,825,409,857	8,873,032,814	11,534,942,658	42,748,951,516
Total Expenses	53%		5,564,735,000	15,104,280,714	20,581,857,214	26,756,414,379	34,783,338,692	45,218,340,300	58,783,842,390	76,418,995,107	283,211,803,795
Income from Operations Before Provision for Taxes			4,934,765,000	13,394,362,143	18,251,835,643	23,727,386,336	30,845,602,236	40,099,282,907	52,129,067,780	67,767,788,113	251,150,090,158
Provision for Taxes	0%		-	-	-	-	-	-	-	-	-
Net Income			4,934,765,000	13,394,362,143	18,251,835,643	23,727,386,336	30,845,602,236	40,099,282,907	52,129,067,780	67,767,788,113	251,150,090,158
Present Value of Net Income		$ 222,197,393,794									

Ameri Metro Inc.
As of August 31, 2020
Terminal Value - Based on Project Operation Period

		- - - Operation Period - - -											
Project	**Discounted CF**	**2028**	**2029**	**2030**	**2031**	**2032**	**2033**	**2034**	**2035**	**2036**	**2037**	**2038**	***IRR****
Alabama		$788,707,446	$842,402,874	$897,930,636	$955,342,547	$1,014,691,762	$1,076,032,809	$1,139,421,621	$1,204,915,573	$1,272,573,514	$1,342,455,806	$1,414,624,360	*6.70%*
Discounted Cash Flow	$ 6,412,969,835												
Texas/SH36A		$716,142,076	$805,157,734	$897,447,563	$993,106,921	$1,092,233,674	$1,194,928,255	$1,301,293,725	$1,411,435,843	$1,525,463,129	$1,643,486,931	$1,765,621,500	*9.50%*
Discounted Cash Flow	$ 4,948,700,621												
Michigan Coast-to-Coast Rail		$90,313,342	$92,239,830	$94,207,253	$96,216,476	$98,268,385	$100,363,884	$102,503,896	$104,689,363	$106,921,247	$109,200,530	$111,528,216	*9.90%*
Discounted Cash Flow	$ 410,786,996												
New York-Washington HSRl		$3,687,636,662	$3,825,908,186	$3,968,235,516	$4,114,725,576	$4,265,487,944	$4,420,634,917	$4,580,281,574	$4,744,545,843	$4,913,548,570	$5,087,413,588	$5,266,267,787	*8.49%*
Discounted Cash Flow	$ 21,255,356,652												
Yuma Port + Rail		$721,966,918	$738,508,645	$755,423,254	$772,719,044	$790,404,497	$808,488,280	$826,979,252	$845,886,468	$865,219,181	$884,986,848	$905,199,134	*3.38%*
Discounted Cash Flow	$ 7,424,230,783												

		- - - Extended Operation Period - - -														
Project		**2039**	**2040**	**2041**	**2042**	**2043**	**2044**	**2045**	**2046**	**2047**	**2048**	**2049**	**2050**	**2051**	**2052**	***IRR****
Alabama*		$1,489,142,675	$1,566,075,872	$1,645,490,740	$1,727,455,772	$1,812,041,210	$1,899,319,082	$1,989,363,253	$2,082,249,463	$2,178,055,377	$2,276,860,627	$2,378,746,865	$2,483,797,808	$2,592,099,290	$2,703,739,312	*6.70%*
Discounted Cash Flow	$ 8,705,340,084															
Texas/SH36A		$1,891,984,057	$2,022,694,868	$2,157,877,318	$2,297,657,988	$2,442,166,733	$2,591,536,765	$2,745,904,732	$2,905,410,803	$3,070,198,755	$3,240,416,060	$3,416,213,978	$2,951,406,165	$3,785,176,177	$3,978,662,748	*9.50%*
Discounted Cash Flow	$ 6,036,100,071															
Michigan Coast-to-Coast Rail		$113,905,330	$116,332,917	$118,812,045	$121,343,805	$123,929,310	$126,569,699	$129,266,131	$132,019,792	$134,831,894	$137,703,671	$140,636,387	$143,631,331	$146,689,817	$149,813,190	*9.90%*
Discounted Cash Flow	$ 265,544,805															
New York-Washington HSRl		$5,450,241,188	$5,639,467,019	$5,834,081,786	$6,034,225,357	$6,240,041,039	$6,451,675,657	$6,669,279,644	$6,893,007,120	$7,123,015,983	$7,359,467,998	$7,602,528,887	$7,852,368,424	$8,109,160,531	$8,373,083,375	*8.49%*
Discounted Cash Flow	$ 18,970,023,463															
Yuma Port + Rail		$925,865,916	$946,997,290	$968,603,573	$990,695,308	$1,013,283,272	$1,036,378,475	$1,059,992,174	$1,084,135,868	$1,108,821,314	$1,134,060,524	$1,159,865,773	$1,186,249,608	$1,213,224,850	$1,240,804,602	*3.38%*
Discounted Cash Flow	$ 10,558,348,186															

Total DCF $ 84,987,401,494

Ameri Metro Inc.
As of August 31, 2020

Susquehanna Mortgage Bankers and Penn Insurance Services Net Income and Cash Flow Approach Valuations

	Year	2020	2021	2022	2023	2024	2025	2026	2027	Terminal Value
Total Bond Indenture Raise by Year		25,300,000,000	68,671,428,571	89,272,857,143	116,054,714,286	150,871,128,571	196,132,467,143	254,972,207,286	331,463,869,471	331,463,869,471
Susquehanna Mortgage Bankers Fees										
Consulting Fee	1.50%	$ 379,500,000	$1,030,071,429	$1,339,092,857	$1,740,820,714	$2,263,066,929	$2,941,987,007	$3,824,583,109	$4,971,958,042	$4,971,958,042
Additional - Servicing Fee	0.13%	$ 31,625,000	$ 117,464,286	$ 260,680,357	$ 554,838,036	$ 1,153,196,589	$ 2,362,969,852	$ 4,799,489,379	$ 9,694,593,335	$ 19,389,186,670
Servicing Fee	0.50%	$ 126,500,000	$ 469,857,143	$ 1,042,721,429	$ 2,219,352,143	$ 4,612,786,357	$ 9,451,879,407	$ 19,197,957,515	$ 38,778,373,341	$ 77,556,746,682
Origination /Underwriting Fee	1.50%	$ 379,500,000	$ 1,030,071,429	$ 1,339,092,857	$ 1,740,820,714	$ 2,263,066,929	$ 2,941,987,007	$ 3,824,583,109	$ 4,971,958,042	$ 4,971,958,042
Lender Fee	1.50%	$ 379,500,000	$ 1,030,071,429	$ 1,339,092,857	$ 1,740,820,714	$ 2,263,066,929	$ 2,941,987,007	$ 3,824,583,109	$ 4,971,958,042	$ 4,971,958,042
Credit Enhancement Fee	3.00%	$ 759,000,000	$ 2,060,142,857	$ 2,678,185,714	$ 3,481,641,429	$ 4,526,133,857	$ 5,883,974,014	$ 7,649,166,219	$ 9,943,916,084	$ 9,943,916,084
Gross Fee Income		$ 2,055,625,000	$ 5,737,678,571	$ 7,998,866,071	$ 11,478,293,750	$ 17,081,317,589	$ 26,524,784,295	$ 43,120,362,440	$ 73,332,756,887	$ 121,805,723,563
Net Income		$ 493,350,000	$ 1,377,042,857	$ 1,919,727,857	$ 2,754,790,500	$ 4,099,516,221	$ 6,365,948,231	$ 10,348,886,986	$ 17,599,861,653	$ 29,233,373,655
Penn Insurance Sevices										
Financial Guarantee Fee	3.00%	$ 759,000,000	$ 2,819,142,857	$ 5,497,328,571	$ 8,978,970,000	$ 13,505,103,857	$ 19,389,077,871	$ 27,038,244,090	$ 36,982,160,174	$ 46,926,076,258
Net Income		$ 182,160,000	$ 676,594,286	$ 1,319,358,857	$ 2,154,952,800	$ 3,241,224,926	$ 4,653,378,689	$ 6,489,178,582	$ 8,875,718,442	$ 11,262,258,302